

March 12, 2025

Patricia Prichep
Chief Financial Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

> **Re: CEL-SCI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2024**
> **Filed January 13, 2025**
> **File No. 001-11889**

Dear Patricia Prichep:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Life Sciences